PROXY STATEMENT

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. __)

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SONOMA VALLEY BANCORP
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD FEBRUARY 11, 2009

To our Shareholders:

A special meeting of shareholders of Sonoma Valley Bancorp (the "Company") will be held on February 11, 2009 at 6:00 p.m., at Sonoma Valley Bank, 202 West Napa Street, Sonoma, California 95476. The meeting is being held for the following purposes:

Item 1. To approve an amendment to the Company's Articles of Incorporation to authorize 2,000,000 shares of preferred stock.

In addition, the shareholders may act upon such matters other than the specific items listed above as may properly come before the meeting.

The Board of Directors has fixed the close of business on December 26, 2008, as the record date for determining those shareholders who will be entitled to notice and to vote at the meeting or any postponement or adjournment.

Whether or not you plan to attend the meeting, please complete, date, and sign the enclosed proxy card and return it in the enclosed envelope. Your proxy may be revoked at any time prior to the time it is voted.

As an added convenience, a shareholder can vote by telephone or by using the Internet as indicated on the proxy card. If you vote by telephone or Internet, you do not need to return the proxy card.

By Order of the Board of Directors
/s/Suzanne Brangham

SUZANNE BRANGHAM, Secretary

January 22, 2009
Sonoma, California

WE URGE YOU TO VOTE BY TELEPHONE AT **1-800-776-9437** OR BY USING THE **INTERNET** AS INDICATED ON THE PROXY.

OTHERWISE, PLEASE SIGN, DATE AND RETURN YOUR ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING. IF YOU DO ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.



SONOMA VALLEY BANCORP
202 W. Napa Street
Sonoma, California 95476

PROXY STATEMENT
FOR SPECIAL MEETING OF SHAREHOLDERS OF
SONOMA VALLEY BANCORP

This proxy statement contains information related to the special meeting of shareholders of Sonoma Valley Bancorp (the "Company") to be held on February 11, 2009, beginning at 6:00 p.m., at Sonoma Valley Bank, 202 West Napa Street, Sonoma California 95476, and at any postponements or adjournments thereof.

These proxy materials were first mailed to shareholders on or about January 22, 2009.

PURPOSE OF MEETING

At the special meeting, shareholders will be asked:

> Item 1.   To approve an amendment to the Company's Articles of Incorporation to authorize 2,000,000 shares of preferred stock.

In addition, the shareholders may act upon such matters other than the specific items listed above as may properly come before the meeting.

GENERAL PROXY STATEMENT INFORMATION

Introduction

This Proxy Statement is furnished in connection with the solicitation of proxies from the shareholders of the Company. Shareholders are requested to consider and vote upon the matters discussed herein.

Revocability of Proxies

Any shareholder giving the enclosed proxy has the right to revoke it at any time before it is exercised by filing with the Company's Secretary, Ms. Suzanne Brangham, 202 West Napa Street, Sonoma, California 95476, written notice of revocation or by presenting at the meeting a duly executed proxy bearing a later date. A shareholder may also revoke a proxy by attending the meeting and electing to vote in person prior to the taking of any vote.

Solicitation of Proxies

This solicitation of proxies is being made by the Board of Directors of the Company. The expense of preparing, assembling, printing, and mailing these proxy materials will be borne by the Company. It is contemplated that proxies will be solicited principally through the use of the mail, but officers, directors, and employees of the Company may solicit proxies personally or by telephone, without receiving special remuneration. Although there is no formal agreement to do so, the Company may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for the cost of forwarding proxy materials to the beneficial owners of the Company's common stock.

Outstanding Securities and Voting Rights

Holders of record of the Company's common stock at the close of business on December 26, 2008, will be entitled to vote on all matters to be presented at the special meeting. As of such date, 2,287,519 shares of common stock were outstanding. Votes may be cast in person or by proxy, and each share of common stock entitles its holder to one vote.

The affirmative vote of a majority of the shares of the Company's common stock represented and voting at the meeting is required in order to approve the proposal. Under California law, abstentions and broker non-votes shall be counted for purposes of determining a quorum, but will not be counted for or against the proposal.

Each share of common stock is entitled to one vote at the special meeting.

A proxy for use at the special meeting is enclosed. Proxies which are properly executed and returned to the Company will be voted at the special meeting in accordance with the shareholders' instructions contained in such proxies and, at the discretion of the Company's designated proxy holders ("Proxy Holders"), on such other matters as may properly come before the meeting. The Company is soliciting discretionary authority to vote in connection with any other matters that may properly come before the meeting, as provided for above. Where no contrary instructions are given, the shares will be voted "For" the approval of the amendment to authorize 2,000,000 shares of preferred stock. Any shareholder has the power to revoke his or her proxy at any time before it is voted.

Security Ownership of Certain Beneficial Owners and Management

Principal Shareholders

The following table sets forth certain information as of December 31, 2008, with respect to the beneficial ownership of the Company's common stock for each person known to the Company to own beneficially 5% or more of the outstanding shares of the Company's common stock, all directors and named executive officers of the Company individually, and all directors and all executive officers of the Company as a group. As of December 31, 2008, there were 2,290,657 shares of common stock outstanding. The address for the shareholders listed is Sonoma Valley Bancorp, 202 W Napa Street, Sonoma, California 95476.

Name and Principal Occupation	Common Stock Amount and Nature of Beneficial Ownership	Percent of Class (1)
Suzanne Brangham Secretary and Director of Sonoma Valley Bancorp and Director of the Bank.	27,798	1.21%
Dale T. Downing Director of Sonoma Valley Bancorp and Director of Sonoma Valley Bank.	42,189	1.84%
Robert B. Hitchcock Director of Sonoma Valley Bancorp and Director of Sonoma Valley Bank.	113,705(2)	4.91%

Robert J. Nicholas Chairman of the Board of Sonoma Valley Bancorp and Director of Sonoma Valley Bank.	108,582(3)	4.74%
Steve Page Director of Sonoma Valley Bank.	200	0.00%
Valerie Pistole Director of Sonoma Valley Bancorp and Director of Sonoma Valley Bank.	6,310(4)	0.28%
Angelo Sangiacomo Director of Sonoma Valley Bank.	43,851(5)	1.89%
Mel Switzer, Jr. Chairman and CEO of Sonoma Valley Bank and Vice Chairman and President and CEO of Sonoma Valley Bancorp.	88,419(6)	3.86%
Mary Dieter Smith Executive Vice President and CFO of Sonoma Valley Bancorp and Sonoma Valley Bank.	45,947(7)	2.00%
Sean Cutting Director and President and CAO and CLO of Sonoma Valley Bank.	28,557(8)	1.23%
Cathy Gorham Executive Vice President and COO of Sonoma Valley Bank.	9,762(9)	0.43%
Directors and Executive Officers as a Group	515,119	21.58%

(1)   Percentages are based on a total of 2,290,657 shares outstanding as of December 31, 2008.
(2)   Includes 23,165 shares subject to options exercisable within 60 days and 10,920 shares held by wife in an IRA account.
(3)   Includes 2,468 shares subject to options exercisable within 60 days.
(4)   Includes 2,000 shares subject to options exercisable within 60 days.
(5)   Includes 30,267 shares subject to options exercisable within 60 days.
(6)   Includes 1,000 shares unvested restricted stock and 2,157 shares held by wife in an IRA account.
(7)   Includes 8,348 shares subject to options exercisable within 60 days and 1,800 shares unvested restricted   stock.
(8)   Includes 22,500 shares subject to options exercisable within 60 days and 3,000 shares unvested restricted stock.
(9)   Includes 1,800 shares unvested restricted stock.

PROPOSAL TO AMEND ARTICLES OF INCORPORATION TO AUTHORIZE TWO MILLION (2,000,000) SHARES OF PREFERRED STOCK

General

On December 18, 2008, the Board approved, subject to receiving the approval of the holders of a majority of the shares of common stock outstanding, an amendment to Article III of the Company's Articles of Incorporation to authorize the issuance of up to two million (2,000,000) shares of preferred stock. Currently, the Articles of Incorporation authorize the issuance of only common stock.

The proposed amendment will give the Board of Directors the express authority, without further action of the shareholders, to issue shares of preferred stock from time to time in one or more series and to fix before issuance with respect to each series: (a) the designation and the number of shares to constitute each series, (b) the liquidation rights, if any, (c) the dividend rights and rates, if any, (d) the rights and terms of redemption, if any, (e) whether the shares will be subject to the operation of a sinking or retirement fund, if any, (f) whether the shares are to be convertible or exchangeable into other securities of the Company, and the rates thereof, if any, (g) any limitations on the payment of dividends on the common stock while any such series is outstanding, if any, (h) the voting power, if any, in addition to the voting rights provided by law, of the shares, which voting powers may be general or special, and (i) such other provisions as shall not be inconsistent with the Articles of Incorporation. All the shares of any one series of the preferred stock shall be identical in all respects.

The Board believes that the issuance of preferred stock is in the best interests of the Company and its shareholders and believes that it is advisable to authorize such shares and have them available in connection with possible future transactions, such as financings, strategic alliances, corporate mergers, acquisitions, possible funding of new product programs or businesses as may be deemed to be feasible and in the best interests of the Company. In addition, the Board of Directors believes that it is desirable that the Company have the flexibility to issue shares of preferred stock without further shareholder action, except as otherwise provided by law.

If the proposed amendment is approved, a Certificate of Amendment amending the Articles of Incorporation will be filed with the California Secretary of State as promptly as practicable thereafter and the authorization to issue preferred stock would become effective on the date of such filing. The actual text of the amendment may vary as may be determined by the Board of Directors to comply with regulatory requirements and to effectuate the filing of same with the California Secretary of State.

Current Articles of Incorporation

Currently, the Company's Articles of Incorporation authorizes the issuance of only ten million (10,000,000) shares of common stock and does not authorize the issuance of any class of preferred stock.

Description of common stock

Voting.   The holders of common stock currently possess exclusive voting rights in the Company. On matters submitted to the shareholders of the Company, the holders of common stock will be entitled to one vote for each share held. No shares have cumulative voting rights.

Dividends.   Holders of shares of common stock are entitled to receive any dividends declared by the Board out of funds legally available therefore The ability of the Company to pay cash dividends is subject to the ability of the Sonoma Valley Bank (the "Bank"), the Company's banking subsidiary, to pay dividends or make other distributions to the Company, which in turn is subject to limitations imposed by law and regulation.

Liquidation Rights.   In the event of any liquidation or dissolution of the Company, all assets of the Company legally available for distribution after payment or provision for payment of (i) all debts and liabilities of the Company, (ii) any accrued dividend claims and (iii) liquidation preferences of any outstanding preferred stock, will be distributed ratably, in cash or in kind, among the holders of common stock.

Reasons for Adoption of the Amendment

The primary purpose of the amendment is to allow the Company to authorize preferred stock commonly referred to as blank check preferred stock ("Blank Check Preferred") because the Blank Check Preferred would have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issuance of such stock adopted by the Board of Directors from time to time. As such, the Blank Check Preferred would be available for issuance without further action by the Company's shareholders, except as may be required by applicable law or pursuant to the requirements of the exchange or quotation system upon which our securities are then trading or quoted.

The amendment would also allow the Company to sell shares of preferred stock to the United States Department of Treasury (the "Treasury") under the TARP Capital Purchase Program for "private" companies (the "Program"). The Program was instituted by the Treasury pursuant to the Emergency Economic Stabilization Act of 2008 which provides up to $700 billion to the Treasury to buy mortgages and other assets from financial institutions, to invest and take equity positions in financial institutions, and to establish programs that will allow companies to insure their troubled assets. Under the Program, the Treasury will purchase up to $250 billion of senior preferred shares (the "Senior Preferred") from qualifying financial institutions. The Program facilitates capital growth in order to increase the flow of financing to U.S. businesses and consumers by selling shares of Senior Preferred to the Treasury and will be available to U.S. financial institutions that meet the Program's eligibility requirements.

On December 17, 2008, the Company received preliminary approval from the Treasury to sell an amount of Senior Preferred in an amount of $8,653,000 subject to satisfaction, as determined by the Treasury in its sole discretion, of all the conditions of the Program. The Senior Preferred shares will qualify as Tier 1 capital and will rank senior to common stock.

The Senior Preferred shares will pay a cumulative dividend rate of 5% per annum for the first five years and will reset to a rate of 9% per annum after year five. The dividend will be payable quarterly in arrears. The Senior Preferred shares will be non-voting, other than class voting rights on matters that could adversely affect the shares. The Senior Preferred shares will be callable at par after three years. Prior to the end of three years, the Senior Preferred may be redeemed with the proceeds from a qualifying equity offering of any Tier 1 perpetual preferred stock or common stock. The Treasury may also transfer the Senior Preferred shares to a third party at any time. In conjunction with the purchase of Senior Preferred shares, the Treasury will receive warrants, which it has said it intends to exercise immediately, at a nominal exercise price of $0.01 per share, to purchase a number of additional shares of cumulative perpetual preferred stock (the "Warrant Preferred" together with the Senior Preferred, the "Investment Preferred"), having an aggregate liquidation preference equal to 5% of the aggregate liquidation preference of the Senior Preferred. The Warrant Preferred will have the same rights, preferences, privileges and other terms as the Senior Preferred, except that (1) the Warrant Preferred will pay dividends at a rate of 9% per annum and (2) the Warrant Preferred may not be redeemed until all the Senior Preferred has been redeemed. The Company is not required to register for resale the securities we issue to the Treasury unless and until requested to do so in writing by the treasury.

To participate in the Program, the Company is required to meet certain standards, including: (i) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the Company; (ii) requiring a clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (iii) prohibiting the Company from making any golden parachute payment to a senior executive based on the Internal Revenue Code provision; and (iv) agreeing not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive.

The Board believes that it is in the best interests of the Company and the shareholders to afford the Company the opportunity to obtain additional capital through the Program and as deemed necessary from time to time by the Board. Without this amendment the Company will be unable to participate in the Program.

On November 13, 2008, the Company applied to its primary federal regulator and the Bank's primary federal regulator to participate in the Program up to the full extent permitted under the terms of the Program. As noted above, the Company has received preliminary approval to participate in the Program from the Treasury. The closing of the transaction is subject to satisfaction of the closing conditions of the Program as determined by the Treasury. Upon closing of the transaction, the Company will sell an amount of Senior Preferred to the Treasury in an amount of $8,653,000. A portion of those funds are expected to be retained by the Company to assure our ability to satisfy the dividend payments on the preferred shares issued to the Treasury as and when they become due and payable in accordance with its terms as well as to provide additional funds to support the Company's operations. We anticipate that the remaining amount will be periodically "downstreamed" to the Bank as needed to support our measured asset growth through meeting the loan demand of our customer base in our service area, assisting in maintaining a strong capital position for the Bank, and generally supporting the Bank's ongoing operations.

Should we be unable to close the transaction, we do not anticipate that it will have a material adverse effect on our capital resources, results of operations or liquidity. Without the additional capital, we anticipate that our growth and ability to satisfy customer loan demand may be slowed, but we are well capitalized, are achieving profitability and have implemented policies and procedures we believe allow us to adequately maintain our liquidity.

We have reviewed our executive compensation arrangements and do not anticipate that it will be necessary to modify any employee plans or contracts to comply with the limits on executive compensation established by the Emergency Economic Stabilization Act of 2008.

Possible Effects on Holders of Common Stock

Except for the issuance of Investment Preferred shares under the Program, the Company is unable to determine the actual effects of the issuance of a series of preferred stock on the rights of the shareholders of the Company until the Board determines the rights of the holders of such series. However, such effects might include: (i) restrictions on the payment of dividends to holders of the common stock; (ii) dilution of voting power to the extent that the holders of shares of preferred stock are given voting rights; (iii) dilution of the equity interests and voting power of holders of common stock if the preferred stock is convertible into common stock; and (iv) restrictions upon any distribution of assets to the holders of the common stock upon liquidation or dissolution and until the satisfaction of any liquidation preference granted to the holders of preferred stock.

Based on the Program term sheet provided by the Treasury, the following are the effects on holders of common stock from the issuance of Investment Preferred stock to the Treasury under the Program:

Restrictions on Dividends. For as long as any Investment Preferred is outstanding, no dividends may be declared or paid on junior preferred shares, preferred shares ranking *pari passu* with the Investment Preferred, or common shares (other than in the case of *pari passu* preferred shares, dividends on a pro rata basis with the Investment Preferred), nor may the Company repurchase or redeem any junior preferred shares, preferred shares ranking *pari passu* with the Investment Preferred or common shares, unless (i) in the case of cumulative Investment Preferred all accrued and unpaid dividends for all past dividend periods on the Investment Preferred are fully paid; or (ii) in the case of non-cumulative Investment Preferred the full dividend for the latest completed dividend period has been declared and paid in full. In addition, the consent of the Treasury will be required for any increase in the per share dividends on common shares until the third anniversary of the date of the Investment Preferred investment unless prior to such third anniversary, the Investment Preferred is redeemed in whole or the Treasury has transferred all of the Investment Preferred to third parties.

Repurchases. The Treasury's consent shall be required for any share repurchases (other than (i) repurchases of the Investment Preferred and (ii) repurchases of junior preferred shares or common shares in connection with any benefit plan in the ordinary course of business consistent with past practice) until the third anniversary of the date of this investment unless prior to such third anniversary the Investment Preferred is redeemed in whole or the Treasury has transferred all of the Investment Preferred to third parties. In addition, there shall be no share repurchases of junior preferred shares, preferred shares ranking *pari passu* with the Investment Preferred, or common shares if prohibited as described under "Restrictions on Dividends" above.

Voting rights. The Investment Preferred shall be non-voting, other than class voting rights on (i) any authorization or issuance of shares ranking senior to the Investment Preferred, (ii) any amendment to the rights of Investment Preferred, or (iii) any merger, exchange or similar transaction which would adversely affect the rights of the Investment Preferred. If dividends on the Investment Preferred are not paid in full for six dividend periods, whether or not consecutive, the Investment Preferred will have the right to elect 2 directors. The right to elect directors will end when full dividends have been paid for four consecutive dividend periods.

Pro Forma Financial Information

The Board of Directors believes that it is in the best interests of the Company and the shareholders to afford the Company the opportunity to obtain additional capital through the Program and as deemed necessary from time to time by the Board of Directors. We are preliminarily approved to receive the full amount requested pursuant to the Program. We would issue Senior Preferred shares to the Treasury raising $8,653,000 in additional capital at the Company level. This would increase the Company's regulatory capital ratios from 9.86%, 10.20% and 11.45% for Tier 1 leverage, Tier 1 Risk Based Capital and Total Risk Based Capital Ratios at September 30, 2008, respectively, to 12.51%, 13.31% and 14.56%, respectively, on a pro forma basis.

The unaudited pro forma condensed consolidated financial data set forth below has been derived by the application of pro forma adjustments to our historical financial statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. The unaudited pro forma consolidated financial data gives effect to the events discussed below as if they had occurred on January 1, 2007 and January 1, 2008 in the case of the statements of income data for the year ended December 31, 2007 and the nine months ended September 30, 2008, respectively, and September 30, 2008 in the case of the balance sheet data as of September 30, 2008.

· The issuance of $8,653,000 of Senior Preferred shares with a dividend rate of 5% to the Treasury,

· The issuance of $432,650 of Warrant Preferred shares with a dividend rate of 9% to the Treasury pursuant to the assumed exercise of the warrants,

· The placement of $8,393,000 in excess reserves at the Federal Reserve Bank with an average yield of approximately .25%, and

· The payment to the Treasury of the dividends on the Senior Preferred and the Warrant Preferred shares.

Actual results may vary from the pro forma statements based on the timing and utilization of the proceeds as well as certain other factors including the discount rate used to determine the fair value of the Senior Preferred and the Warrant Preferred shares.   For the pro forma shown below, the values are determined using a relative fair value approach.   The analysis assumes immediate exercise of the warrants and then assigns value between the two classes of preferred based on the relative value method. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 14%). The discount rate utilized in the pro forma is 14.0% and an expected life of five years.   The information should be read in conjunction with our audited financial statements and the related notes as filed as part of our Annual Report on Form 10-K for the year ended December 31, 2007, and our unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form I0-Q for the quarter ended September 30, 2008.

The following unaudited pro forma consolidated financial data is not necessarily indicative of our financial position or results of operations that actually would have been attained had proceeds from the Program been received at the dates indicated and is not necessarily indicative of our financial position or results of operations that will be achieved in the future.

We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may he useful for purposes of evaluating the amendment to our Articles of Incorporation. Our future results are subject to prevailing economic and industry specific conditions and financial business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in our Annual Report on Form 10-K for the year ended December 31, 2007, in our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2008 and in our other reports filed with the SEC.

SONOMA VALLEY BANCORP AND SUBSIDIARY
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
DATA AND CAPITAL RATIOS

		As of September 30, 2008	
		Historical (Unaudited)	As Adjusted (Requested)[1]
ASSETS			
Cash and due from banks[1]		$ 22,273,038	$ 30,926,038
Securities and other interest earning assets[1]		15,418,847	15,418,847
Loans, net		259,543,134	259,543,134
Other assets		20,213,534	20,213,534
	Total assets[1]	$ 317,448,553	$ 326,101,553
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits		$ 247,356,107	$ 247,356,107
Borrowings		33,000,000	33,000,000
Other liabilities		6,745,006	6,745,006
	Total liabilities	287,101,113	287,101,113
Shareholders' equity			
Senior preferred stock[1]			8,653,000
Warrant preferred stock[1]			432,650
Discount on senior preferred stock[2]			(493,233)
Premium on warrant preferred stock[2]			60,583
Common stock		16,385,614	16,385,614
Additional paid in capital		2,520,540	2,520,540
Retained earnings		11,451,730	11,451,730
Accumulated other comprehensive income(loss)		(10,444)	(10,444)
	Total shareholders' equity	30,347,440	39,000,440
	Total liabilities and shareholders' equity	$ 317,448,553	$ 326,101,553
Capital Ratios:			
Leverage ratio		9.86%	12.51%
Tier 1 capital ratio		10.20%	13.31%
Total risk-based capital to risk weighted assets ratio		11.45%	14.56%

(1)The pro forma financial information reflects the issuance of $8,653,000 Sonoma Valley Bancorp Preferred Stock, with the proceeds included in cash and due from Banks, held as excess reserves a the Federal Reserve Bank. The pro forma balances of preferred stock also include $432,650 additional Preferred Stock, resulting from the exercise of warrants, yielding negligible cash proceeds.

(2)Because our common stock is traded on the Over-The-Counter-Bulletin Board, which is not a national securities exchange, the Treasury is not treating our company as a "public company" under the Program but as a non-public financial institution. Under the Program for non-public financial institutions, we will be required to issue to Treasury a warrant to acquire additional Senior Preferred (the "Warrant Preferred") equal to 5.00% of the amount of Senior Preferred already issued. The warrant is exercisable at $.01 per share, which would generate virtually no proceeds to us. The Program terms also provide that the warrant will be exercised immediately upon issuance of the Senior Preferred. The Warrant Preferred carries a dividend rate of 9.00% from the date of issuance, which differs from the dividend requirement on the preferred stock of 5.00% for the first five years and then 9.00% thereafter. Using the assumption of the issuance of $8,653,000 of Senior Preferred to our company, a warrant for an additional $432,650 Warrant Preferred would be issued and exercised immediately, with essentially no additional proceeds to us upon exercise. The carrying values of the Senior Preferred and the Warrant Preferred are based on their relative fair values at the issue date. Specifically, the total estimated proceeds were allocated between the Senior Preferred and the Warrant Preferred based on the ratio of the present values of their respective cash flows using a 14% discount rate and assuming that both are redeemed on the fifth anniversary of the date of investment. The carrying value of the Senior Preferred is net of a discount equal to the difference between the ultimate expected redemption price of the Senior Preferred and its relative fair value. The carrying value of the Warrant Preferred includes a premium equal to the difference between the relative fair value of the Warrant Preferred and its ultimate expected redemption price. The discount and the premium will be accreted and amortized, respectively, back to par value on a constant effective yield method over a five year term. The five year period for amortization and accretion is utilized because we intend to redeem the Senior Preferred and Warrant Preferred within five years prior to the increase in the dividend rates of the preferred stock under the Program.

SONOMA VALLEY BANCORP AND SUBSIDIARY
PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS

| | For the nine months ended September 30, 2008 | |
	Historical (Unaudited)	As Adjusted[1]
Total interest and dividend income[2]	$ 14,930,408	$ 14,946,603
Total interest expense	4,206,975	4,206,975
Net interest income	10,723,433	10,739,628
Provision for loan and lease losses	830,000	830,000
Net interest income after provision for loan and lease losses	9,893,433	9,909,628
Total non-interest income	1,617,271	1,617,271
Total non-interest expense	7,181,759	7,181,759
Income before provision for income taxes	4,328,945	4,345,140
Provision for income taxes[3]	1,438,956	1,444,339
Net income	$ 2,889,989	$ 2,900,801
Dividend on preferred stock		(324,489)
Amortization on discount on preferred stock		(65,026)
Effective dividend on preferred stock[4]		(389,515)
Dividend on warrant preferred		(29,205)
Accretion of premium on warrant preferred		8,093
Effective dividend on warrant preferred[4]		(21,112)
Income available to common shareholders	$ 2,889,989	$ 2,490,174
Basic earnings per share available to common shareholders	$ 1.28	$ 1.10
Diluted earnings per share available to common shareholders	$ 1.26	$ 1.09
Weighted average shares outstanding		
Basic	2,260,255	2,260,255
Diluted	2,294,794	2,294,794

(1) The income statement data gives effect to the equity proceeds at the beginning of the period, and assumes the cash proceeds were deposited in the Federal Reserve Bank as excess reserves.

(2) The issuance costs expected to be incurred are immaterial; therefore, no effect was given in the pro forma. The average yield on the excess reserves at the Federal Reserve Bank is approximately .25%.

(3) Taxes for the adjusted statement of operations were calculated utilizing the effective tax rate of 33.24% as calculated from September 30, 2008 historical data.

(4) The effective dividend on Senior Preferred includes amortization of the discount, amortized over a five-year period using the constant yield method, and dividends on Senior Preferred at 5.00%. The effective dividend on Warrant Preferred Stock includes accretion of the premium, amortized over a five-year period using the constant yield method and dividends on Warrant Preferred at 9.00%. The five year period for amortization and accretion is utilized because we intend to redeem the Senior Preferred and Warrant Preferred within five years prior to the increase in the dividend rates of the preferred stock under the Program.

SONOMA VALLEY BANCORP AND SUBSIDIARY
PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS

| | For the year ended December 31, 2007 | |
	Historical[1]	As Adjusted[2]
Total interest and dividend income)[3]	$ 20,803,622	$ 20,825,255
Total interest expense	6,436,690	6,436,690
Net interest income	14,366,932	14,388,565
Provision for loan and lease losses	680,000	680,000
Net interest income after provision for loan and lease losses	13,686,932	13,708,565
Total non-interest income	2,278,810	2,278,810
Total non-interest expense	9,182,042	9,182,042
Income before provision for income taxes	6,783,700	6,805,333
Provision for income taxes[4]	2,440,162	2,447,943
Net income	$ 4,343,538	$ 4,357,390
Dividend on preferred stock		(432,650)
Amortization on discount on preferred stock		(86,860)
Effective dividend on preferred stock[5]		(519,510)
Dividend on warrant preferred		(38,939)
Accretion of premium on warrant preferred		10,811
Effective dividend on warrant preferred[5]		(28,128)
Income available to common shareholders	$ 4,343,538	$ 3,809,752
Basic earnings per share available to common shareholders	$ 1.94	$ 1.70
Diluted earnings per share available to common shareholders	$ 1.88	$ 1.65
Weighted average shares outstanding		
Basic	2,241,104	2,241,104
Diluted	2,313,588	2,313,588

(1) Derived from audited consolidated financial statements.

(2) The income statement data gives effect to the equity proceeds at the beginning of the period, and assumes the cash proceeds were deposited in the Federal Reserve Bank as excess reserves.

(3) The issuance costs expected to be incurred are immaterial; therefore, no effect was given in the pro forma. The average yield on the excess reserves at Federal Reserve Bank is approximately .25%.

(4) Taxes for the adjusted statement of operations were calculated utilizing the effective tax rate of 35.97% as calculated from December 31, 2007 historical data.

(5) The effective dividend on Senior Preferred includes amortization of the discount, amortized over a five-year period using the constant yield method, and dividends on Senior Preferred at 5.00%. The effective dividend on Warrant Preferred Stock includes accretion of the premium, amortized over a five-year period using the constant yield method and dividends on Warrant Preferred at 9.00%. The five year period for amortization and accretion is utilized because we intend to redeem the Senior Preferred and Warrant Preferred within five years prior to the increase in the dividend rates of the preferred stock under the Program.

11

Use of Proceeds

The proceeds of the sale would be received by the Company and a portion of those funds are expected to be retained by the Company to assure our ability to satisfy the dividend payments on the Senior Preferred and the Warrant Preferred shares issued to the Treasury as and when they become due and payable in accordance with its terms as well as to provide additional funds to support the Company's operations. We anticipate that some of the remaining will be "down streamed" to the Bank as a capital infusion to support the Bank's asset growth, liquidity needs, potential loan losses and generally to support the Bank's ongoing operations. Initially, it is anticipated that the Bank will utilize the funds to purchase tax exempt securities, however, the increase in capital would increase the Bank's lending capacity, thereby allowing the Bank to enlarge its loan portfolio, and it would enable the Bank to leverage the capital by increasing its assets and liabilities while still maintaining "well-capitalized" capital ratios. Without the Amendment, the Company will not be eligible to participate in the Program. Thus, the Amendment is required for the Company to participate in the Program.

As of the date of this Information Statement the Treasury has preliminarily approved the Company's participation in the Program in the amount of $8,653,000. The Treasury will confirm this amount prior to funding as the amount cannot exceed 3% of the Company's risk weighted assets.

Dissenter's Rights

Pursuant to the California Corporations Code, the Company's shareholders are not entitled to dissenters' rights of appraisal with respect to the proposed amendment.

Proposed Amendment

Article III of the Company's Articles of Incorporation would be amended and restated as follows assuming adoption of the proposal:

> "This corporation is authorized to issue two classes of shares of stock designated "Common Stock" and "Preferred Stock," respectively. The total number of shares which this corporation is authorized to issue is Twelve Million (12,000,000). Ten Million (10,000,000) shares shall be Common Stock and Two Million (2,000,000) shares shall be Preferred Stock.
>
> The Preferred Shares may be divided into such number of series as the board of directors may determine. The board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares, and to fix the number of shares of any series of Preferred Shares and the designation of any such series of Preferred Shares. The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series."

The actual text of the amendment may vary as determined by the Board of Directors to comply with regulatory requirements, including the Treasury, and in order to effectuate the amendment with the appropriate government agency.

Required Vote

The affirmative vote of the holders of a majority of all outstanding shares of common stock as of the record date and entitled to vote on the matter is required for approval of the proposed amendment to the Company's Articles of Incorporation.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" APPROVAL OF AN AMENDMENT TO THE ARTICLES OF INCORPORATION AUTHORIZING THE ISSUANCE OF PREFERRED STOCK.

FORWARD LOOKING STATEMENTS

This Proxy Statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be made directly in this Proxy Statement and they may also be made a part of this Proxy Statement by reference to other information filed with the Securities and Exchange Commission, which is known as "incorporation by reference."

Words such as "anticipate," "expect," "intend," "plan" and words of and terms of similar substance used in connection with any discussion of future operating or financial performance, or any potential transaction, identify forward looking statements. All forward-looking statements are management's present estimates of future events and are subject to a number of factors and uncertainties. Such statements involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated.

Our shareholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Proxy Statement or as of the date of any document incorporated by reference in this Proxy Statement, as applicable. We are under no obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

<p style="text-align:center">INCORPORATION BY REFERENCE</p>

The SEC's rules allow us to "incorporate by reference" into this proxy statement the information we file with the SEC. This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this proxy statement is considered to be part of this proxy statement from the date we file that document. Any reports filed by us with the SEC after the date of this proxy statement will automatically update and, where applicable, supersede any information contained in this proxy statement or incorporated by reference in this proxy statement.

We incorporate by reference the following documents and other information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not "filed" in accordance with SEC rules):

• our Annual Report on Form 10-K for the year ended December 31, 2007;

• our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008;

• our Current Reports on Form 8-K filed January 22, 2008, January 29, 2008, February 8, 2008, March 25, 2008,   April 22, 2008, August 21, 2008 and October 22, 2008; and

• all documents filed by us subsequent to the date hereof pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

We will provide without charge to each person, including any beneficial owner, to whom this proxy statement is delivered, upon his or her written or oral request, by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any or all documents referred to above that have been or may be incorporated by reference into this proxy statement, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request a copy of these filings, at no cost, by contacting the Secretary of the Company, Suzanne Brangham, at our executive offices located at 202 W. Napa Street, Sonoma, California 95476, or by telephone at (707) 935-3200.

OTHER BUSINESS

Shareholder Proposals

In addition to the matters discussed above, proxies will be exercised at the discretion of the Proxy Holders in voting on such other business as may properly be brought before the meeting. Except as discussed below, the only matters which the Board of Directors intends to present or knows will be presented at the meeting are the matters discussed herein. If any proposals are properly brought before the Special Meeting, or any adjournment or postponement thereof, the Proxy Holders will vote in accordance with their own discretion.

Shareholder Proposals for Next Year's Annual Meeting

Proposals by shareholders intended to be presented at the 2009 Annual Meeting of shareholders must be received by us not later than December 31, 2008, for consideration for possible inclusion in the proxy statement relating to that meeting. All proposals must meet the requirements of Rule 14a-8 of the Exchange Act.

Notices of intention to present proposal at the 2009 Annual Meeting should be addressed to the Secretary of the Company at 202 W. Napa Street, Sonoma, California 95476. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

By Order of the Board of Directors

/s/ Suzanne Brangham
Suzanne Brangham, Secretary

SONOMA VALLEY BANCORP
SPECIAL MEETING OF SHAREHOLDERS
February 11, 2009

ABOUT THE MEETING AND VOTING YOUR SHARES

What is the purpose of the Special Meeting?

The purpose of the special meeting is to allow you to vote on the matters outlined in the accompanying Notice of Special Meeting of Shareholders.

Who is entitled to vote?

1) Only shareholders of record at the close of business on the record date are entitled to vote at the special meeting, or any postponements or adjournments of the meeting.

2) Shareholders who hold their shares under their broker – as non-certificated shares or in "street name", are not shareholders of record. Their votes are cast by their broker pursuant to their instructions, and as provided under the rules of the New York Stock Exchange governing broker votes.

Do I need to attend the meeting?

No. There will be no formal presentation or other business conducted at the meeting, and it is not anticipated that there will be any questions or discussion.

How do I vote?

Shareholders that are "beneficial owners" (your Sonoma Valley Bancorp shares are held for you in street name by your bank, broker or other nominee) have three options for submitting their votes before the Special Meeting, by: (a) Internet, (b) telephone or (c) mailing a completed voting instruction card to your bank, broker or other nominee. If you have Internet access and are a beneficial owner of shares of Sonoma Valley Bancorp common stock, you may submit your proxy from any location in the world by following the instructions on the voting instruction card. If you live in the United States or Canada and are a beneficial owner, you may submit your proxy by following the instructions on the voting instruction card. If you received your Special Meeting materials by mail and do not wish to vote online or by telephone, or if you are a "registered shareholder" (you hold your shares in your own name through our transfer agent, American Stock Transfer and Trust Company, or you are in possession of stock certificates), please complete and properly sign the proxy card (registered holders) or voting instruction card (beneficial owners) you receive and return it in the prepaid envelope provided, and it will be voted in accordance with the specifications made on the proxy card or voting instruction card

If your shares are held by your broker or bank, (in "street name") you will receive a form from your broker or bank seeking instructions as to how your shares should be voted. If you do not instruct your broker or bank how to vote, your broker or bank will vote your shares if it has discretionary power to vote on a particular matter. If you wish to vote your shares at the meeting you must contact your broker for a power of attorney.

Can I change my vote after I return my proxy card?

Yes. If your shares are held by your broker or bank (in "street name") you will need to notify your broker prior to the meeting. If you are a shareholder of record, you have the right to revoke your proxy at any time before the meeting by notifying the Company's Secretary at the following address:

Sonoma Valley Bancorp
202 W. Napa Street
Sonoma, CA 95476

What shares are included on the proxy card(s)?

The shares on your proxy card(s) represent ALL of your shares.

What does it mean if I get more than one proxy card?

If your shares are registered differently and are in more than one account, you will receive more than one proxy card. Sign and return all proxy cards to ensure that all your shares are voted. We encourage you to have all accounts registered in the same name and address (whenever possible). If your shares are held by your broker or bank in "street name," you must contact the broker or bank who holds your shares.

What happens if I abstain?

Proxies marked "abstain" will be counted as shares present for the purpose of determining the presence of a quorum, but for purposes of determining the outcome of a proposal, shares represented by such proxies will not be treated as affirmative votes. For proposals requiring an affirmative vote of a majority of the shares present, an abstention is equivalent to a "no" vote.

SPECIAL MEETING OF SHAREHOLDERS OF
SONOMA VALLEY BANCORP
FEBRUARY 11, 2009

PROXY VOTING INSTRUCTIONS

<u>MAIL</u> -Sign, date and mail your proxy card in the envelope provided as soon as possible.

-OR-

<u>TELEPHONE</u> -Call toll-free **1-800-PROXIES** (1-800-776-9437) from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

-OR-

<u>INTERNET</u> -Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

COMPANY NUMBER _____
ACCOUNT NUMBER _____

You may enter your voting instructions at 1-800-PROXIES or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

THE BOARD RECOMMENDS A VOTE "FOR" THE PROPOSAL. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x].

1. To approve an amendment to our Articles of Incorporation to authorize 2,000,000 shares of preferred stock.

   [ ] FOR   [ ] AGAINST   [ ] ABSTAIN

   THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ABOVE PROPOSAL.

THIS PROXY ALSO DELEGATES DISCRETIONARY AUTHORITY TO VOTE WITH RESPECT TO OTHER BUSINESS WHICH PROPERLY MAY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

PLEASE READ, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF SPECIAL MEETING AND PROXY STATEMENT FURNISHED IN CONNECTION THEREWITH.

   Yes, I plan to attend the shareholders' meeting _____

Signature of
Shareholder _____   Date: _____

Signature of
Shareholder _____   Date: _____

   Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SONOMA VALLEY BANCORP
202 W. Napa Street
Sonoma, CA 95476
(707) 935-3200

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
For the Special Meeting of Shareholders to be held on February 11, 2009

The shares of stock you hold will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" the proposal.

By signing the proxy, you revoke all prior proxies and appoint Robert J. Nicholas, Chairman of the Board, and Mel Switzer, Jr. President and Chief Executive Officer, and each of them in the absence of the other, with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Special Meeting and all adjournments.

IMPORTANT: SIGNATURE REQUIRED ON REVERSE SIDE